BioAmber Inc.

1250 Rene-Levesque W., Suite 4110.

Montreal (QC) H3B 4W8

T. 514.844.8000

F. 514.844.1414 www.bio-amber.com

VIA EDGAR AND OVERNIGHT COURIER

April 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Pamela A. Long

Re:	BioAmber Inc.

Form S-1 Registration Statement

File No. 333-177917

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BioAmber Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, May 2, 2013, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Minahan, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,

BIOAMBER INC.

/s/ Jean-François Huc
Jean-François Huc
President and Chief Executive Officer

cc:	Jocelyn M. Arel, Esq. (Goodwin Procter LLP)

Michael Minahan, Esq. (Goodwin Procter LLP)

Ryan Bekkerus, Esq. (Simpson Thacher & Bartlett LLP)

Edgar Lewandowski, Esq. (Simpson Thacher & Bartlett LLP)